Mail Stop 4561

January 23, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-16117**

Dear Mr. Kahn:

We have reviewed your response letter dated January 14, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 30, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

1. In response to prior comment 1, you state that 13.4% of your revenues are directly attributable to your contract with Microsoft, and that 12.3% of your revenues are directly attributable to your contract with Konami. You also propose that you are not "substantially dependent" on these contracts because you represent merchandise licensing rights to a wide variety of properties from time to time and the loss of any one property would not substantially impact your operations.

However, one of these counterparties has represented a similar percentage of your revenues for at least the last 3 years. Furthermore, you state in a risk factor on page 5 of your annual report that your licensing revenues may be subject to dramatic increases and decreases from particular sources over time. Accordingly, please confirm that you will describe the material terms of these and any similar contracts in future filings. We also continue to believe that you should file these agreements as exhibits to your annual report, in accordance with Item 601(b)(10)(ii)(B).

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, page 17

2.	Explain to us, in detail, why you believe it is appropriate to reflect production costs that are shared and billed to licensors as revenue as opposed to reductions of production expenses. Specifically, tell us how this treatment is consistent with the provisions of SOP 00-2.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief